Exhibit 21.1

List of Subsidiaries of Apollo Infrastructure Company LLC as of August 11, 2023

Name of Subsidiary	Jurisdiction of Incorporation or Organization
AIC Holdings 1-Y, L.P.	Delaware
AIC Holdings 1-Z, L.P.	Delaware
AIC Holdings 2-Y, L.P.	Delaware
AIC Holdings 2-Z, L.P.	Delaware
AIC Holdings 3-Z, L.P.	Delaware